BD

U4 1-31-02 **


02005202

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
JAN 3 0 2002
WASH, D.C.
PROCESSING
364
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-42498~~

8-44143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marquette Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Highway 169 South, Suite 1100
(No. and Street)

Minneapolis (City) Minnesota (State) 55426-1200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Schuh 952-541-8900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

45 South Seventh Street (Address) Minneapolis (City) Minnesota (State) 55402-1611 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jeffrey A. Schuh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marquette Financial Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President & COO

Title

Mary L. Hanken

Notary Public


MARY L. HANKEN
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ANDERSEN

Marquette Financial Group, Inc.
and Subsidiary

Consolidated statement
of financial condition
as of December 31, 2001
together with report of
independent public accountants


ANDERSEN

Report of independent public accountants

To Marquette Financial Group, Inc.:

We have audited the accompanying consolidated statement of financial condition of Marquette Financial Group, Inc. (a Minnesota corporation and wholly owned subsidiary of Marquette Bancshares, Inc.) and Subsidiary as of December 31, 2001. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marquette Financial Group, Inc. and Subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Minneapolis, Minnesota,
January 11, 2002

MARQUETTE FINANCIAL GROUP, INC. AND SUBSIDIARY

Consolidated statement of financial condition

As of December 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$	3,603,070
RECEIVABLES:		
Clearing organization		317,378
Other		453,207
		770,585
SECURITIES OWNED		38,293
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $430,851		202,298
PREPAID EXPENSES AND OTHER		54,615
GOODWILL, net of accumulated amortization of $594,032		1,378,087
	$	6,046,948

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCRUED COMMISSIONS	$	738,418
SECURITIES SOLD NOT YET PURCHASED		26,720
ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES		1,098,773
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDER'S EQUITY:		
Common stock, par value $.50 per share, 5,000,000 shares authorized; 1,765,000 shares issued and outstanding		882,500
Additional paid-in capital		2,195,017
Retained earnings		1,105,520
		4,183,037
	$	6,046,948

The accompanying notes are an integral part of this consolidated financial statement.

MARQUETTE FINANCIAL GROUP, INC. AND SUBSIDIARY

Notes to consolidated statement of financial condition

December 31, 2001

1 Business and summary of significant accounting policies

Nature of business

Marquette Financial Group, Inc. (the Company) is a wholly owned subsidiary of Marquette Bancshares, Inc. (the Parent), operates as a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. As such, the Company effects transactions in listed and unlisted securities, sells mutual fund shares and tax incentive programs, and provides various other financial products and services primarily to a retail client base. The Company delivers products and services through three distribution channels: independent contractor representatives; employee securities representatives located in bank locations through Marquette Investment Services, a division of the Company; and the Company's wholly owned subsidiary, Apocalypse Corporation (the Subsidiary), which is a registered investment advisor.

Securities transactions

Securities transactions are recorded on a settlement-date basis, which is not materially different from transactions recorded on a trade-date basis. Trading and investment securities are valued at market. Market prices are determined by using independent pricing sources. Where independent pricing sources are not available, market prices are determined by the Company's management.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and money market mutual funds.

Furniture and equipment

Furniture and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of 3 to 10 years.

Goodwill

The excess of the purchase price paid by the Parent over the estimated fair value of the Company's net assets at the date of purchase was allocated to goodwill and is being amortized over 15 years.

The excess of the purchase price paid by the Company over the estimated fair value of the net assets of the Subsidiary was allocated to goodwill and is being amortized on a straight-line basis over three years. Additional consideration of $37,437 was paid by the Company in 2001 in accordance with the acquisition agreement. On the third anniversary of the closing, the former owner has the option to purchase the Subsidiary from the Company for $100,000.

Income taxes

The Company has elected S corporation status under the applicable Internal Revenue Code and Minnesota Income Tax Act sections, whereby the taxable income and any available tax credits of the Company will be included in the income tax returns of its stockholders.

As part of the Company's S corporation status, the Company may be liable for the payment of built-in gains tax on any appreciated property sold within 10 years of the January 1, 1999 effective date of the S corporation election.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Ultimate results could differ from those estimates.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling-of-interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective January 1, 2002, goodwill will no longer be subject to amortization. Management is currently reviewing the provisions of these statements and their impact on the Company's results of operations.

2 Trading securities owned

Trading securities owned as of December 31, 2001 are as follows:

Corporate stocks	$	28,976
Corporate obligations		9,317
	$	38,293

3 Transactions with related parties

The Company enters into various transactions and arrangements with the Parent. These transactions and arrangements include management services provided by the Parent.

4 Commitments and contingencies

Operating leases

The Company leases office facilities under noncancelable operating leases which expire June 30, 2003. The leases provide for the payment of real estate taxes and other operating expenses in addition to base rent. Future commitments under the operating leases are as follows as of December 31:

2002	$	267,722
2003		134,363
	$	402,085

Employee benefits

The Company is included in the Parent-sponsored defined contribution 401(k) plan covering substantially all employees. Covered employees may contribute, on a pretax basis, up to 15 percent of eligible compensation; the Company matches employee deferrals up to 6 percent of eligible compensation at a 50 percent rate.

The Company participates in the Parent's enhanced 401(k) plan, a noncontributory defined contribution plan covering substantially all employees of the Company.

Commitments

The Parent entered into an agreement during the year to sell 100 percent of the capital stock of the Company to another entity; this transaction is expected to take place subsequent to December 31, 2001.

On January 2, 2002, the Company transferred the Subsidiary to the Parent as a dividend in-kind distribution.

5 Regulatory requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital of $250,000 or 6 2/3 percent of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital fluctuate on a daily basis; however, at December 31, 2001, the ratio of aggregate indebtedness to net capital, net capital and excess net capital were as follows:

Ratio of aggregate indebtedness to net capital		.86:1
Net capital	$	2,016,122
Excess net capital	$	1,766,122

The Company is exempt from the SEC's Customer Protection Rule pursuant to paragraphs (k)(2)(i) and (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.